EXHIBIT 99.1

Foremost Clean Energy Advances Dual Drilling Campaigns on its Murphy Lake South Uranium Project and its Jean Lake Gold-Lithium Project

With Uranium Market Strengthening and Gold at Record Highs, Foremost Executes Concurrent Drill Programs at its Murphy Lake South and Jean Lake Properties

VANCOUVER, British Columbia, Sept. 25, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) ("Foremost" or the "Company") is pleased to report that drilling remains underway at its Murphy Lake South Uranium Property (“Murphy’) in the eastern Athabasca Basin, Saskatchewan, and the Company has now also commenced its 2,500 m diamond drill program at its100% fully owned Jean Lake Gold-Lithium Property (“Jean Lake”) in Snow Lake, Manitoba.

Murphy Lake Uranium Program

The 8-hole 2,500 m diamond drill program at Murphy was announced earlier this month on September 02, 2025, located in the world-renowned Athabasca Basin region of northern Saskatchewan. Drilling is currently testing high-priority targets for unconformity-style uranium mineralization following up on historic uranium mineralization intersected by Denison Mines Corp. (“Denison” TSX: DML, NYSE American: DNN). Murphy is located in a highly prospective area in the Athabasca Basin and is adjacent to the Larocque Lake Conductive Corridor, host to IsoEnergy’s Hurricane Deposit, one of the world’s highest-grade published indicated uranium resources of 48.6Mlbs U3O8 at 34.5% U3O8 and inferred resource of 2.7Mlbs at 2.2% U3O81.

“Running two active drill programs in parallel on two different commodities, in two different regions, is an exceptional opportunity that few uranium explorers can execute well.” Foremost’s President and CEO, Jason Barnard comments: "Our shareholders are invested in Foremost for its uranium potential. By simultaneously advancing a high-grade gold asset that we already own 100% of, we are effectively using the gold market's momentum to build a stronger, better-funded uranium company. Every metre drilled at Jean Lake de-risks that asset and adds potential value that supports our primary goal in the Athabasca Basin. This program underscores Foremost’s primary commitment: advancing its uranium portfolio at a time of historic strength in the sector. We’re positioned to deliver catalysts from multiple fronts while maintaining our core commitment to uranium exploration. Our shareholders get the upside of both critical mineral stories without dilution of our uranium focus."

Figure 1. Murphy Lake South Property – Regional Map

The Company utilized ambient noise tomography (“ANT”) survey to generate 3D velocity models to optimize drill hole placement at Murphy. The ANT survey provides a much sharper picture of the subsurface architecture which further refines targets. Results of the ANT survey were processed to generate a 3D velocity model of the subsurface to enhance targeting confidence by imaging structural offsets, fault zones, and alteration halos in both the sandstone and basement rocks. Similar surveys in the Athabasca Basin have demonstrated the ability to identify velocity anomalies that correlate with known uranium deposits, such as IsoEnergy’s Hurricane Deposit.

Jean Lake Gold-Lithium Program – Building on 4 Years of Work

The current 20 hole, 2,500-metre drill program at Jean Lake is designed to expand known high-grade zones, validate historical drilling, and define the broader mineralized system across the property. It is the culmination of systematic exploration work conducted since 2021, de-risking the property ahead of this second round of drilling and can be broken out in five phases:

  Phase 1 (2021 – Initial Discovery & Prospecting): Field prospecting identified spodumene-bearing pegmatites (the “Beryl Pegmatites”), with rock chip sampling returning 5.17% Li₂O and 20.9 g/t Au, confirming Jean Lake’s potential for both lithium and gold.
  Phase 2 (2021–2022 – Geophysical & Geochemical Targeting): A 483.4-line km UAV magnetic survey, combined with soil geochemistry and mapping, defined multiple high-priority anomalies.
  Phase 3 (2022–2023 – Maiden Drill Program): A 3,002-metre program tested 14 targets, intersecting new mineralization, including high-grade gold & lithium intercepts including 7.50 g/t Au over 7.66m (including 102.0 g or 3.28 ounces/t Au over 0.48 metres) in drill hole FM23-8 and 1.26% Li₂O over 3.35m in drill hole FM23-04A from surface (see press release January 16, 2025 for full details)
  Phase 4 (2023 – Target Refinement): Additional mapping and chip sampling confirmed mineralization, with assays up to 1.86% Li₂O. (see October 12, 2023 for full sample results)
  Phase 5 (Current Drill program 2025-Follow-Up & Expansion): The newly commenced drill program will step out from known intercepts to test continuity and expansion of high-grade zones.

The 2,476-acre/1,002-hectare Jean-Lake property is located near the historic mining centre of Snow Lake, Manitoba within Proterozoic Flin-Flon-Snow Lake greenstone belt of the Canadian Shield. This area is known for hosting world-class gold, and gold-rich base-metal deposits and for the development of lithium resources. The area is currently active with other mineral companies exploring for gold, and is just miles away from Hudbay Minerals’ core operating area, which has produced more than 1 million+ ounces of gold at its Lalor Mine2.

Foremost’s 2025 Jean Lake Diamond Drill Program

Planned drilling (figure 2) will focus on following up the strong results from the Jean Lake 2022/2023 drill program which showed favorable gold and lithium intercepts. The program aims to assess the potential for additional gold mineralization at depth as well as to create a litho-structural framework of the gold system along the Valkyrie Trend. The Company will also target the B1 spodumene-bearing pegmatite, where earlier drilling intersected 1.26% Li₂O over 3.35 metres near surface, with the aim of delineating and expanding the extent of this mineralized body.

Figure 2. Lithium and Gold Intersections Drill Holes

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

1 Technical Report on the Larocque East Project, Northern Saskatchewan, Canada, effective July 8, 2022, prepared by SLR Consulting (Canada) Ltd., available under IsoEnergy’s profile on www.sedarplus.ca.
2 https://hudbayminerals.com/investors/press-releases/press-release-details/2025/Hudbay-Celebrates-Major-Milestone-with-Millionth-Ounce-of-Gold-Recovered-from-Lalor-Mine/default.aspx

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